5299 DTC Boulevard, 12th Floor Greenwood Village, CO 80111 800.828.4881 phone | 303.790.1600 local
January 28, 2008
VIA EMAIL
AND OVERNIGHT DELIVERY
Ms. Patricia Page-Williams
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20529
RE: ICON International Funds 485(a) Filing
Dear Ms. Page-Williams:
Thank you for taking the time to explain the staff’s comments on the 485(a) filing for the ICON International Funds Prospectus. Below is a summary of the items discussed during our conversation on January 17, 2008 and our proposed resolutions.
Prospectus and Statement of Additional Information Items
1.	Investment Discipline/Benchmarks
As in previous years, you suggested that ICON discuss its Investment Discipline section before each fund. During our discussion, you and we noted that this is a comment that the staff provided in prior years and that unlike most funds, we believe that our unique investment discipline applies to every fund and therefore it would have to be repeated verbatim before each fund’s discussion. As such, and for purposes of plain English to prevent repetitious statements, decrease costs to the shareholders, and to allow us to provide a more informative discussion, you and we agreed to leave the section where it presently is placed. After further discussions, however, you noted that our benchmarks could and should be moved to the relevant fund disclosures. We agreed that for purposes of the International Funds, the benchmarks are unique per fund, and therefore, we complied with your requested change by moving the specific benchmark descriptions under the respective fund’s total return table. Please see pages 6, 12 and 17 of the Prospectus.
2.	Main Risks of Investing — Geographic Risk
You had noted that the Geographic Risk Factor for the Asia Pacific Fund was generic and applicable to all International funds. We have evaluated our risk factor and agree with your comment. As such, we have added more Asia-Pacific region specific language to the Geographic Risk section as requested. Please see page 5 of the Prospectus.
3.	Principal Business Activity
As requested, we have added the disclosure on how we define “Principal Business Activities” to the ICON Europe Fund. Please see page 12 of the Prospectus.
4.	More About Risk — Other Investment Companies
You have noted that ICON has no disclosure regarding the expenses of other fund companies when the Fund acquires other funds, the Funds-of-Funds Rule. We do not have such a disclosure because none of the ICON Funds invested in other investment companies for the year ended September 30, 2007; therefore the disclosure is unnecessary. If such investments are made in the future, the expenses will be noted in the appropriate fee tables as required by Section 12(d) of the Investment Company Act of 1940.
5.	Main Risks of Investing — Non-Diversified Risk
You have noted that we do not have a disclosure concerning the lack of diversity in the Asia—Pacific Region Fund or the Europe Fund. We agree that we do not, and we believe one should be added. We have, therefore, added the “Non-Diversified Risk” language to the ICON Asia-Pacific Region Fund and ICON Europe Fund under “Main Risks of Investing.” Please see pages 6 and 12 of the Prospectus.
6.	Investment Committee Member vs. Portfolio Manager
You have noted that the language in the Prospectus vs. SAI concerning Investment Committee Member vs. Portfolio Manager is inconsistent. We have reviewed both and agree. In addition to making the SAI and the Prospectus language consistent, we have added language to the SAI when discussing the Investment Committee Members. Please see page 43 of the SAI.
7.	About Your Investment — Your Share Price
You asked that ICON add a disclosure explaining how the Fund’s securities that are traded on the NASDAQ would be priced if NASDAQ was closed and the NYSE was open. Although we have not encountered this to date, if NASDAQ was closed and the NYSE was open, ICON would use the ICON Funds fair value pricing procedures to price any NASDAQ security that did not have a closing market price for that day. Please see page 30 of the Prospectus.
Annual Report to Shareholder Items
1.	Value of a $10,000 Investment Graph
You identified several graphs that did not start with the initial investment at $10,000. Although we calculated the graphs with a $10,000 investment, the actual graphs as filed and printed did not start at $10,000 as intended in all cases.

Although the information was correctly provided to the printer, there was some confusion and the graphs were printed incorrectly. We will ensure future filings are accurate.
2.	Fees and Other Transactions with Affiliates
You noted that some of the amounts included in the expense recoupments available table did not appear to be consistent with the actual waived amounts as stated in the Statement of Operations for fiscal year 2007. We reviewed the amounts and verified that the amounts are correct.
•	The difference between the Statement of Operations and the table for the ICON Equity Income Fund is due to the fact that Class C of the Fund recouped previously waived expenses from previous years in June and July of 2007. Therefore, all expenses waived in the fiscal year are available for recoupment in 2010.
•	The difference for the ICON Income Opportunity Fund is caused by Class I recouping expenses all year and Classes C, Z and A waiving expenses. The large amount of the recoupment for Class I exceeded the amounts waived in Classes C, Z and A.
•	The difference for the ICON International Equity Fund is caused by Class C having expenses waived in October 2006 followed by the remaining 11 months of the year of recoupment where the majority of the recoupments were for expenses that were waived in previous fiscal years.
3.	Board of Trustees and Fund Officers
Going forward, we will add a statement to the bottom of the “Board of Trustee and Fund Officers” section that more information about the Trustees and Officers can be found in the SAI.
I believe we have adequately addressed all of your suggestions as noted above. If you have any questions, or if I can be of any assistance, please do not hesitate to contact me directly at 303.328.9207.
Sincerely,

/s/ Donald Salcito

Donald Salcito
General Counsel and
Executive Vice President